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                          August 4, 2021

       Dror Ben-Asher
       Chief Executive Officer
       RedHill Biopharma Ltd.
       21 Ha'arba'a Street
       Tel Aviv 6473921
       Israel


                                                        Re: RedHill Biopharma
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed July 29, 2021
                                                            File No. 333-258259

       Dear Mr. Ben-Asher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-6001 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Perry Wildes